

April 12, 2012

Via E-mail
Mr. John A. Olin
Chief Financial Officer
Harley-Davidson, Inc.
3700 West Juneau Avenue
Milwaukee, Wisconsin 53208

    Re: Harley-Davidson, Inc.
           Form 10-K for the year ended December 31, 2011
           Filed February 23, 2012
           File No. 001-09183

Dear Mr. Olin:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information, and by confirming that you will revise your documents in future filings. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Annual Report on Form 10-K for the year ended December 31, 2011

Financial Statements, page 56
Notes to Consolidated Financial Statements, page 66
3. Discontinued Operations, page 76

1. We note from the discussion on page 76 that during 2011, the company recognized a $51.0 million benefit in income from discontinued operations that was driven by the reversal of tax amounts reserved in prior years related to the divestiture of the company's MV Augusta subsidiaries. We also note that the amounts had been reserved pending resolution with the IRS on the treatment of the transaction. Please tell us and revise the notes to your financial statements to explain in further detail the nature and timing of the facts or circumstances that resulted in the company establishing these tax reserves in prior periods. Also, please tell us and revise the notes to your financial statements to

explain in further detail that nature and timing of the changes in facts or circumstances that caused the company to eliminate these tax reserves during 2011.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

· the company is responsible for the adequacy and accuracy of the disclosure in the filing;

· staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

· the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Heather Clark at 202-551-3624 if you have questions regarding comments on the financial statements and related matters. Please contact me at 202-551-3813 with any other questions.

Sincerely,

/s/ Linda Cvrkel

Linda Cvrkel
Branch Chief